Exhibit 99.1

3SBio Inc. Announces SFDA Approval of High-Dose EPIAO

36,000 IU formulation is the highest dosage available in China

EPIAO remains the only EPO approved in China for chemotherapy-induced anemia

SHENYANG, CHINA — July 12, 2011 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that the Chinese State Food and Drug Administration (“SFDA”) has approved its 36,000 IU dosage formulation of EPIAO for the treatment of anemia associated with chemotherapy in cancer patients. High-dose EPIAO is the only dosage form of this kind available in China.  The approval provides patients in China with an additional treatment option which has been available since 2004 in the United States and 2006 in the United Kingdom.

High-dose EPIAO is designed for the rapid restoration of hemoglobin to normal levels among cancer patients.  The 36,000 IU dosage is comparable to the standardized dose used globally for chemotherapy-induced anemia, allowing for less frequent administration than lower dosage forms, which in turn is expected to provide greater convenience for both patients and caregivers.

The clinical trial examined the safety and efficacy of a weekly subcutaneous injection of 36,000 IU EPIAO in oncology patients compared with a regimen of three times per week administration of 10,000 IU EPIAO.  The results showed that 70% of the patients receiving high-dose EPIAO injections had hemoglobin improvement of 1-2 g/dL from baseline, similar to those receiving three times per week dosing of 10,000 IU EPIAO.  More importantly, the weekly administration of 36,000 IU EPIAO demonstrated equivalent safety and tolerability profiles as the three times per week 10,000 IU EPIAO.

Commenting on the news, Dr. Jing Lou, chief executive officer of 3SBio, said: “Our new 36,000 IU formulation of EPIAO is the highest dose EPO formulation on the market in China, and EPIAO remains the only EPO product approved in China for the treatment of chemotherapy-induced anemia. Less frequent injection provides chemotherapy patients and their physicians a new, safe and more convenient treatment option, encouraging the use of EPIAO in the under-penetrated oncology market.  High-dose EPIAO is a continuation of our strategy of seeking label extensions that differentiate our products from those of our competitors, helping to ensure that EPIAO remains the first choice for hospitals throughout China.”

About the Phase III Data

The Phase III study was a multi-center, randomized, active-controlled trial that enrolled 206 non-myeloid malignant tumor patients. The testing group, including 104 patients, was given 36,000 IU EPIAO subcutaneously once a week for eight weeks.  The control group, including 102 patients, was given 10,000 IU EPIAO three times a week for eight weeks.  The primary endpoint of the study was the improvement of the hemoglobin level for > 1-2 g/dL compared to the baseline level.  The trial result shows that 70% of patients on high-dose EPIAO injections had hemoglobin improvement of at least 1-2 g/dL from baseline level, similar to those receiving three times per week dosing of 10,000 IU EPIAO.  In addition, the patients were assessed with the peak hemoglobin value, the nadir of hemoglobin value, the time it took for the hemoglobin level to increase for more than 1g/dL and 2g/dL, and the need for blood transfusion for each group.  There was no significant difference between the two groups in these secondary endpoints.

In addition, the safety of high-dose EPIAO was comparable to the 10,000 IU EPIAO. The most common adverse effect related to high-dose EPIAO was low fever.  The patients recovered within a short period of time.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China.  Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases.  With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 700 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and comments issued by 3SBio related to SFDA approval of high-dosage EPIAO may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business factors and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: market acceptance;  the speed of market acceptance; changes in the healthcare industry in China, including changes in the healthcare policies and regulations and changes in the healthcare insurance sector; fluctuations in general economic and business conditions in China; and other risks outlined in 3SBio’s filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Contacts
Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com